SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                 AMENDMENT NO. 2 AND
                                  FINAL AMENDMENT TO
                                    SCHEDULE 13E-4
                            ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF THE
                           SECURITIES EXCHANGE ACT OF 1934)


                            TUCSON ELECTRIC POWER COMPANY
                                   (Name of Issuer)


                             UNISOURCE ENERGY CORPORATION
                          (Name of Person Filing Statement)


                            COMMON STOCK PURCHASE WARRANTS
                            (Title of Class of Securities)


                                     898813 11 8
                        (CUSIP Number of Class of Securities)



                                  John T. Hood, Esq.
                               Thelen Reid & Priest LLP
                                 40 West 57th Street
                            New York, New York 10019-4097
                                    (212) 603-2000
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)


                                       Copy to:
                                   Kevin P. Larson
                                 Assistant Treasurer
                             UniSource Energy Corporation
                                220 West Sixth Street
                                Tucson, Arizona  85701
                                    (520) 571-4000

                                   August 18, 1998
                         (Date Tender Offer First Published,
                          Sent or Given to Security Holders)

               This Amendment No. 2 and Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated August 18, 1998 filed by UniSource Energy Corporation, an Arizona corporation (the "Company"), as amended by Amendment No. 1 filed September 22, 1998 (the "Schedule 13E-4"), relating to the offer by the Company to exchange (the "Exchange Offer"), upon the terms and subject to the conditions set forth in the Prospectus and the accompanying Letter of Transmittal, filed as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Schedule 13E-4, any and all outstanding warrants to purchase shares of common stock of Tucson Electric Power Company ("TEP"), an Arizona corporation and wholly-owned subsidiary of the Company (the "TEP Warrants") for Warrants expiring in 1999 to purchase shares of common stock of the Company (the "1999 UNS Warrants") and Warrants expiring in 2000 to purchase shares of common stock of the Company (the "2000 UNS Warrants" and, together with the 1999 UNS Warrants, the "UNS Warrants") at a rate of 0.20 1999 UNS Warrant and 0.20 2000 UNS Warrant for each TEP Warrant surrendered to and accepted by the Company pursuant to the Exchange Offer.

               The Exchange Offer commenced on August 18, 1998, was extended on September 22, 1998, and ended at 5:00 p.m., New York City time, on October 23, 1998. Certificates representing a total of 7,462,051 TEP Warrants were validly tendered and accepted for exchange pursuant to the Exchange Offer. An aggregate of 1,492,411 1999 UNS Warrants and 1,492,411 2000 UNS Warrants are being issued in the exchange.


          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          (a)(8)         Press Release dated October 28, 1998.

                                      SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Dated:  November 2, 1998      UNISOURCE ENERGY CORPORATION



                                        By: /s/ Ira R. Adler
                                           ---------------------------
                                               Ira R. Adler
                                               Executive Vice President
                                               Principal Financial Officer

                                    EXHIBIT INDEX


          EXHIBIT
             NO.                   EXHIBIT DESCRIPTION


          (a)(8)              Press Release dated October 28, 1998.